Mail Stop 3561

	August 2, 2005

Mr. Kerry Propper, President
Origin Agritech Limited
625 Broadway, Suite 1111
San, Diego CA 92101

	Re:	Origin Agritech Limited
		Registration Statement on Form S-4
		Amendment No. 1 filed on July 7, 2005
		File No. 333-124709

Dear Mr. Propper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment one. Please note that the preliminary proxy statement on Schedule 14A filed by Chardan
China on February 11, 2005, is a separate filing from this registration statement. If the company does not intend to pursue the preliminary proxy statement filed by Chardan China, please file a request to withdraw the preliminary proxy statement.

2. Please provide the information required by Item 101(g) of Regulation S-K.




3. We note your disclosure that the renminbi is pegged to the U.S. dollar. In light of recent developments, it appears that China is no longer pegging the Yuan to the U.S. dollar. Please revise your disclosure accordingly and discuss how this change may impact the company`s business.

Prospectus Cover Page

4. Disclose the transaction being registered. We note the disclosure of the shares being registered; however, the cover page does not indicate how all of these shares are being issued in this offering.
For instance, we note the 875,000 shares of common stock and the one representative`s unit purchase option.

5. Please limit the outside cover page of the prospectus to one page.
See Item 501(b) of Regulation S-K.

Inside Front Cover Page

6. Please highlight the information required by Item 2 of Form S-
4.

Questions and Answers about the Meeting, page 1

7. We note your response to our previous comment 13 and we reissue the comment. In the first question and answer, we note the disclosure of the four operating companies being Beijing Origin Seed
Limited, Henan Origin Seed Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited and Beijing Origin State Harvest Biotechnology Limited. Please reconcile this disclosure with the companies in Note 1 to the consolidated financial statements of State Harvest Holdings Limited.

8. We note your response to our previous comment 15 and reissue in part our previous comment. We were unable to find a subsequent question and answer discussing the dilutive effect of the consideration share issuance under the stock purchase agreement as noted in your response. It appears that such a discussion may be helpful to an investor. Please revise.

Summary, page 7

The Companies - Chardan, page 7

9. We note your response to our previous comment 17. Please discuss all of the expenses related to the company`s activities in pursuing a business combination. Elsewhere in the prospectus, such as the "Plan of Operations" section for Chardan, please specifically describe the actual expenses and compare these amounts to the expenses described in use of proceeds for the funds not held in trust in Chardan China`s
Form S-1. We note that as of March 31, 2005, Chardan China had total liabilities of $421,291. Please describe these liabilities in more detail and in relation to the use of proceeds described in the Form
S-1. In the "Plan of Operations" section for Chardan or in another appropriate section, please discuss in detail the use of proceeds by
Chardan/Origin Agritech of the proceeds held in trust once such proceeds are released to the company. Please indicate whether expenses incurred by Chardan China while pursuing the business combination will be paid out of the trust proceeds when the proceeds are released to the company. We may have further comments.

The Origin Parties, page 7

10. We note the statement that Origin entered into consignment agreements and technology agreements to control the stock of the four
Origin Operating Companies.  Reconcile with the statement on page
8
that one was not needed for Origin Biotechnology.
Interests of Chardan Directors and Officers in the Stock Purchase, page 12

11. We note your response to our previous comment 24 and reissue in part our previous comment. Please describe the total value of the agreement between Chardan Capital LLC and Origin Agritech. Please describe the negotiations of this agreement.

12. Please clearly state in this section the termination fee to be paid by Chardan`s officers and directors.

Conditions to the Origin Parties` obligation, page 14

13. We note the added disclosure regarding the written opinion from
Guantao Law Firm relating to the validity and enforceability of the stock consignment agreement. Please advise whether the company will receive this opinion prior to the vote by stockholders and whether the company will file this agreement as an exhibit. We may have further comments.

Risk Factors, page 23

14. In risk factor 14, please reconcile the risk described in the subheading with the risk described in the narrative.

Background of the Stock Purchase, page 37

15. Disclose when Best of Best had any initial contact with Origin.
Disclose when Chardan had initial contact with Origin and state the dates of the preliminary meetings in April.



Chardan`s Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 41

16. Please disclose the basis for the projected revenues for 2005. State the orders received for seeds to be purchased in 2005.
Also,
please provide the basis for the statement that you believe
Chardan
has the potential to experience "rapid additional growth in the future." We may have further comment.

Satisfaction of 80% Test, page 45

17. Please disclose the valuation placed upon Origin by Chardan`s board. Also, disclose the method used to determine this valuation.

Material US Federal Income Tax Consequences of the Redomestication
Merger, page 46

18. Please revise the disclosure in this section, as the prospectus must state clearly that the discussion in the prospectus is the opinion of (named) tax counsel. Counsel should also provide a consent to being named in the prospectus as providing the tax opinion.

19. The tax opinion needs to address each material federal income tax consequence. See the definition of material in Rule 405. The tax opinion must address and express a firm conclusion on each material tax consequence, applying applicable tax law to the facts of the particular offering. For example, regarding the tax status of Origin
Agritech, an acceptable opinion would state something like, "in opinion of counsel, the merger of Chardan into Origin Agritech will not be taxed for federal tax purposes."

Stock Consignment Agreement, page 59

20. We note your response to our previous comment 50. We note the disclosure in Note 1 to the financial statements that "the stockholder rights require the transfer of the shares of Beijing Origin to State Harvest or any party designated by the Company within three years upon the removal of the PRC legal restriction."
Please
explain these provisions of the agreement in the prospectus.

21. Please explain the additional restriction under PRC law placed upon foreign investment in certain industries, including seed production.

Differences of Stockholder Rights, page 65

22. Please reformat the table commencing on page 66, as the table is difficult to follow in the current format.




Information about the Origin Parties, page 82

23. We note the disclosure on page 83 that you are increasingly relying on your own proprietary hybrid seeds. Please disclose the amount and percent of revenues attributable to licensed hybrid seeds and the amount and percent attributable to your own proprietary hybrid seeds. Also, if any one company that licenses seeds to your company accounts for 10% or more of your revenues, this would appear to be a material licensing agreement that should be disclosed and filed as an exhibit.

24. We reissue prior comment 56. We note the references to contractual research, partnering relationships and joint licensing agreements. Please disclose all material relationships and file any material agreements as exhibits. If you do not feel any of these relationships are material, please provide your analysis in reaching this determination. We may have further comment.

25. We reissue prior comment 60. We note throughout this section, the company continues to make assertions regarding market conditions based upon management`s belief. Please provide the basis for management`s belief. Please provide us with reasonable support for the assertions in the prospectus. If a third party is the source of the information, please name the party and the publication where the information can be found. If the information is not readily available to the public, please file the third party`s consent to being named in the prospectus and to the summary contained in the disclosure. If you cannot provide us with adequate support for these assertions, please remove. We may have further comment.

26. We note the statement that you believe your seeds are of a higher quality based upon higher crop yields factors and disease and drought resistance of its seeds. What are your seeds being compared to? Are your seeds being compared to non-hybrid seeds or to the hybrid seeds of other companies? Please provide the basis for the comparison. Have any studies been done to substantiate this claim? We may have further comment.

27. Please explain the effective period in the table. Is this the date the patent was entered into and the date of expiration? It is currently unclear. Also, explain the reference to Henan Agriculture
University in the table. Does it share a patent with the company? If so, what are the terms of this arrangement? Also, clarify whether you only have the one patent for a hybrid seed. We note the statement on page 84 that you have a "growing portfolio of seed hybrids and varieties, some of which are subject to Chinese patents" and that in 2004 "Origin delivered four new proprietary corn seeds and one cottonseed products." We may have further comment.

28. Briefly explain the significance of ISO certification.

29. We again note the distribution system Origin has with its network of farmers. Please file a form agreement as an exhibit.

30. We note your response to our previous comment 64 and reissue the comment. As required by Form S-4, Item 17(b)(2), please provide the disclosure required by Item 201 of Regulation S-K. We may have further comments.

Origin`s Commercial Product Development Network, page 86

31. We reviewed your response to our prior comments 45 and 65. It appears you budget research and development expenses based on five percent of the prior year`s revenue, not gross income. In this section you refer to budgeting five percent of gross income, not revenue. Please revise to eliminate the reference to gross income and properly refer to revenue for consistency.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operation, page 92

Overview, page 92

32. We reissue prior comment 68. The executive overview should focus on discussing those matters which management views as important in evaluating the company`s financial condition and results of operations, including any challenges, risks and uncertainties which management is aware.

Critical Accounting Policies, page 93

33. We reviewed your response to our prior comment 69 and your revised disclosure does not appear to address our comment. Please expand the disclosure on page 94 to include your policies concerning the timing of recognition of subsidies (e.g. upon receipt, upon satisfaction of performance criteria). Further, please tell us why you changed your policy (as previously disclosed in Note 2) and record both research and development subsidies and land use rights subsidies as a reduction of land use rights.

Directors and Management, page 99

34. We note the disclosure that Dr. Richard Propper is not an executive officer. It appears that Dr. Propper will be a key employee, and the disclosure required by Item 401 of Regulation S-B should be included in this section.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
106

35. Tell us why the 200,000 shares issued to Best of the Best in connection with the transaction were excluded from your pro forma adjustments.

36. Please revise your pro forma financial statements to include both basic and diluted pro forma per share data and related disclosures in accordance with Item 210.11-02(b)(7) of Regulation S-X.

Executive Compensation, page 119

37. We reissue prior comment 82. Please explain the prior reference to March 2004 in the prior statement "in March 2004, Chardan agreed to use its best efforts to obtain the agreement of the Origin
Parties."

Beneficial Ownership of Securities, page 122

38. We note your response to our previous comment 86 and reissue the comment. For Sappling LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

39. We note the statement that the individuals named on page 124
"may
be deemed to be our parents or promoters." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.

Consolidated Financial Statements of State Harvest Holdings
Limited

Consolidated Statements of Shareholders` Equity, page F-4

40. Please provide footnote disclosure describing the mechanics of the capital restructuring in 2004. Explain why the financial statements have not been retroactively restated to reflect the
2004
capital restructuring.

Note 2 - Summary of Significant Accounting Policies, page F-7

41. We reviewed your enhanced disclosure of shipping and handling costs in response to our prior comment 75. Please revise this disclosure to include a complete description of which costs are included in cost of sales (e.g. costs related to transporting product to customers) and selling and marketing.

Chardan China Acquisition Corporation Audited Financial
Statements,
page F-25

42. Upon review of the statements of stockholders equity, we note the underwriter`s purchase option was issued for $100. Please revise your footnote disclosures and MD&A to discuss how you accounted for this purchase option, including references to authoritative literature and the fair value of the purchase option, including your methodology and assumptions used.





Chardan China Acquisition Corporation Interim Financial Statements

Note 4 - Commitments and Contingencies, page F-42

43. Please revise your disclosures to include your $30,000 per month commitment to Chardan Capital LLC as disclosed on page 121.

Part II

Exhibits

44. Please file executed copies of the agreements as exhibits. If the agreements are identical, the company may file one copy with multiple signatures. Please file executed copies of the technology agreements and the stock consignment agreements, exhibits 10.14, 10.15, 10.16, and 10.17.

45. We note the indication that exhibits 2.2, 4.1, 4.2, and 4.3 have been filed as exhibits. We are unable to locate these exhibits.
Please file with the next amendment.

46. When incorporating by reference to an exhibit filed with another registration statement, please include the date the registration statement referred to was filed.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Brian Bhandari at (202) 551-3390 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

      Sincerely,


      John Reynolds
      Assistant Director

cc: 	David Alan Miller, Esq.
	Fax (212) 818-8881
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Kerry Propper
Origin Agritech Limited
August 2, 2005
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